Exhibit 1

                       FINANCING REPRESENTATION AGREEMENT

This Financing Representation Agreement ("Agreement") is entered into as of February __, 1997 between Swiss American Capital Management, Inc., a Florida corporation ("Representative") and (DE) U.S. Environmental, Inc., a Delaware corporation and any of its assigns or joint venture partners ("Company").

WHEREAS, the Company has certain rights to the technology for the development and construction of recycling virtritication plants and desires to retain the Representative to assist it in securing the financing necessary for the development and construction of virtrification plants using the Company's technology; and

WHEREAS, the Representative has facilitated equity financings of the Company and this Financing Representation Agreement is a material and fundamental condition of such equity financings of the Company; and

WHEREAS, the Representative is agreeable to and financially capable of providing financial services on the terms and conditions set forth below; and

WHEREAS, the parties desire to set forth their understandings in writing.

NOW, THEREFORE, consideration of the mutual agreements and covenants set forth in this Agreement, the sum of Ten Dollars ($10.00) and other good and valuable consideration, the parties agree as follows:

1. Engagement of Representative. The Company engages the Representative as its non- exclusive representative worldwide, with the rights described in Section 2 below, to arrange for and provide financing for virtrification plants including but not limited to equipment cost, site preparation, construction costs, permitting, utility hook-up, legal costs, land acquisition or site lease and other project related costs. These costs shall constitute the project development contract amount as referred to hereinafter. The Company understands the Representative intends to utilize Special Purpose Vehicles ("SPV") to facilitate the financing for such projects. The Company is agreeable to assigning its rights to its interests in the assets, service and other contracts relating to such virtrification plant development, operation and construction to the SPV so that the SPV may collateralize and secure its fund raising efforts with the property, plant, equipment, service contracts and other assets relating to specific virtrification plant projects financed through the SPV.

2. Right of First  Refusal.  The Company  hereby grants the  Representative  the primary and initial notification for a right of first refusal for any vitrification plant projects requiring financing. Prior to the Company submitting a bid, Request for Proposal (RFP) response or other offer for development of a vitrification plant and the relating service agreement, the Company will provide the Representative with the relevant documentation setting forth the pricing structure for the bid. The Representative shall have, whenever possible, a 90-day period to evaluate the schedules of construction costs, operating expenses and their respective budgets to determine whether, at that pricing, it is willing to undertake the related project financing. If the Representative accepts the pricing structure set forth in the RFP bid or tender and so notifies the Company in writing within said (whenever possible) 90-day right of first refusal period, then the Representative shall have the right and obligation to facilitate the financing for the respective project. In turn, the Company agrees to assign the assets relating to that project and the related service and other contracts to the Representative or its SPV in order to facilitate the financing.

During the 90-day evaluation period (whenever possible) by the Representative, the Company shall have the right to explore alternative financing options, should the Representative not accept the bid.

3. Role of the SPV. The Representative through its SPV's (operating under a trust indenture), will be responsible for the necessary funding for the entire project including: the disbursement of all funds relating to the construction (payment schedules to be agreed between the Company and the Representative for

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each  individual  project,  which include and  incorporate  the interests of the
Company described in Paragraph 4 below), which include but are not limited to operating expenses, maintenance expenses, plant management, transportation (where applicable) and other related expenses. The SPV will have ninety (90) days from the date of executing a final project award contract to secure a funding commitment for the project. Any extension shall require the mutual consent of all parties to this agreement.

4. Interest of Company. The parties understand that the SPV will only have rights to the project and related service and other contracts to the extent the SPV is able to facilitate funding as outlined herein for a specific project. The SPV will use its best efforts and endeavor, subject to economic feasibility and the consent of the other parties necessary to consummate the funding structured by the SPV, including but not limited to the trustee, letter of credit or other credit enhancement provider, bonding company or rating agency to provide the Company with the following rights as it relates to a specific project funding:

The Company will receive 40% of the project development contract amount upon closing of the funding arranged by the SPV for that project. Thereafter, 10% of the project contract amount shall be paid to the Company every 60 days.

The Company will receive a management fee. This fee will be solely for the purpose of reimbursing the Company for its expertise in the overall management of the facility. it will not include operation, maintenance or any other expenses associated with the facility. During the first year of operation, the Company will receive a management fee as follows. The fee paid shall not exceed $100,000 per month for a standard 60OTPD plant as contemplated in the Town of Hempstead RFP. The monthly fee will be a minimum of $80,000 per month for a standard 600 TPD plant as contemplated in the Hempstead RFP. After the first year of operation, the Company will receive a management fee based on a percentage of actual operating costs and include an incentive for meeting or coming in under budget projections. The specific project management fee will be outlined and attached hereto as an addenda. The specific project management fee addenda will be negotiated prior to final commitment of the parties to the project.

5. Term. This Agreement is non-cancelable unless mutually agreed upon in writing by both parties. The proposed Town of Hempstead project is part of this Agreement.

6.  Confidentiality.  The parties  will hold,  and will cause  their  respective officers, directors, employees, agents, consultants, to hold, in strict confidence, unless compelled to disclose by judicial or administrative process, other requirements of law, all confidential documents and confidential information concerning the other party furnished to it by the other party or such parties, officers, directors, employees, agents, consultants, or representatives in connection with this agreement or the transactions contemplated herein. To the extent a party marks any information, documents, or schedules as "Confidential" it will be treated as confidential for purposes of this Agreement. It is understood and should be noted that a portion of this information has been drawn from research sources clearly in the public domain. A portion of other information remain "common reasoning". Such previous public knowledge on the part of the parties shall not be allowed as a reason to excuse the parties from honoring this agreement.

7. Amendment. No amendment to this Agreement shall be valid unless such amendment is in writing and is signed by authorized representatives of all parties to this Agreement.

8. Waiver. Any of the terms and conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefit thereof, but a waiver in one instance shall not be deemed to constitute a waiver in any other instance. A failure to enforce any provision of this Agreement shall not operate as a waiver of the provision or of any other provision hereof.

9. Severability. In the event that any provision of this Agreement shall be held to be invalid, illegal or unenforceable in any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portion or portions were deleted.

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10. Governing  Law/Dispute  Resolution.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware. Disputes shall be resolved through AAA arbitration proceedings.
Venue for any arbitration shall be Bermuda.

11. Notices. All notices, requests, payments, instructions, claims or other communications hereunder shall be in writing and shall be deemed to be given or made when delivered by first-class, registered or certified mail to the following address or addresses or such other address or addresses as the parties may designate in writing in accordance with this Section:

         If to Company:    U.S. Environmental, Inc.
                           630 Parkview Tower
                           First Avenue
                           King of Prussia, PA 19406

         If to Representative:      Swiss American Capital Management, Inc.
                                    201 E. Kennedy Boulevard, Suite 1900
                                    Tampa, FL 33602

12. Publicity. All press release or public announcements regarding this Agreement or future project financings shall be in a form that is mutually agreeable.

13. Assignment. Except for the Representatives rights to assign rights to the SPV's this agreement is not assignable by either party without the prior written consent of the other party which shall not be unreasonably withheld.

14. Execution in Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Financing Representation Agreement supersedes and restates the previous agreement entered into between the parties on or about November 20, 1996.

         DATED as of February 28, 1997


                                    (DE) U.S. ENVIRONMENTAL, INC.
                                    /s/ Maurice Spatt

                                    By:     Maurice Spatt
                                    Its:    President


SWISS AMERICAN CAPITAL MANAGEMENT, INC.

                                            /s/ Thomas P. Dolan
                                    By:     Thomas P. Dolan

                                    Its:  President

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